Exhibit 11

Statement re Computation of Per

Share Earnings

FutureFuel computed earnings per share during 2019 using the treasury method as all shares with participating security holders had vested.  During 2018 and 2017, FutureFuel had unvested participating shares and computed earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Our outstanding unvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at December 31, 2019, 2018, and 2017.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the years ended December 31, 2018, and 2017. No contingently issuable shares existed at December 31, 2019.

The composition of basic and diluted earnings per share were as follows:

	For the twelve months ended December 31:
	2019	2018	2017
Numerator:
Net income	$88,181	$53,158	$23,511
Less: distributed earnings allocated to non-vested stock	-	-	(6)
Less: undistributed earnings allocated to non-vested restricted stock	-	(16)	(21)
Numerator for basic earnings per share	$88,181	$53,142	$23,484
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	-	16	21
Less: undistributed earnings reallocated to non-vested restricted stock	-	(16)	(21)
Numerator for diluted earnings per share	$88,181	$53,142	$23,484
Denominator:
Weighted average shares outstanding – basic	43,743,243	43,725,333	43,676,171
Effect of dilutive securities:
Stock options and other awards	1,433	5,859	9,408
Weighted average shares outstanding – diluted	43,744,676	43,731,192	43,685,579

Basic earnings per share	$2.02	$1.22	$0.54
Diluted earnings per share	$2.02	$1.22	$0.54

Certain options to purchase FutureFuel's common stock were not included in the computation of diluted earnings per share for years ended December 31, 2019, 2018 and 2017 because they were anti-dilutive in the period. The weighted number of options excluded on this basis was 35,000, 15,000, and 7,500, respectively.